Verizon Communications Inc. 1095 Avenue of the Americas New York, New York 10036	William L. Horton, Jr. Senior Vice President, Deputy General Counsel and Corporate Secretary

September 13, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer	Gowetski

 Amanda Ravitz

Re:	Verizon Communications Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 28, 2022
File No. 001-08606

Dear Mses. Gowetski and Ravitz:

We have received your comment letter dated September 2, 2022, and the following represents our response to your comments. For your ease of reference, we have included your comments below followed by our response.

Definitive Proxy Statement

General

1.

Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address how the experience of your Independent Lead Director is brought to bear in connection with your board’s role in risk oversight.

2.

Please expand upon the role that your Independent Lead Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Independent Lead Director may:

•	represent the board in communications with shareholders and other stakeholders;

•	require board consideration of, and/or override your CEO on, any risk matters; or

•	provide input on design of the board itself.

3.	Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

•	to whom the Chief Compliance Officer reports; and

•	how your risk oversight process aligns with your disclosure controls and procedures.

September 13, 2022

Verizon Communications Inc. acknowledges the Staff’s comments and confirms that it will expand its disclosures included in the Company’s Definitive Proxy Statement for the 2023 Annual Meeting of Shareholders and in applicable future filings consistent with the Staff’s comments.

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Correspondence regarding this letter may be directed to the attention of the undersigned at william.horton@verizon.com. In addition, you may contact me at (212) 395-1014.

Sincerely,

/s/ William L. Horton, Jr.

William L. Horton, Jr.
Senior Vice President, Deputy General Counsel and Corporate Secretary

cc: Hans Vestberg